February 16, 2011


The Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:     Staff Review of Pioneer Funds' Financial Statements
             ---------------------------------------------------

Ladies and Gentlemen:

     This letter is to respond to comments received on February 3, 2011 from Ms. Cindy Rose of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements filed by open-end and closed-end funds in the Pioneer family of funds ("Funds") and certain related materials.

1.     COMMENT:     The Staff of the Commission requested that the Funds provide certain "Tandy" acknowledgments with the Funds' response to the Staff's comments.

     RESPONSE:     Each Fund acknowledges that, with respect to filings made by the Funds with the Commission and reviewed by the Staff:

(a) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          PIONEER FLOATING RATE TRUST, ANNUAL REPORT DATED 11/30/2009
          -----------------------------------------------------------
      PIONEER DIVERSIFIED HIGH INCOME TRUST, ANNUAL REPORT DATED 4/30/2009
      --------------------------------------------------------------------

2.     COMMENT:     The Staff noted that the annual reports and the accompanying press releases issued by each Fund disclose that its distributions during the applicable reporting period included returns of capital. However, the Staff noted that such returns of capital are not separately identified in the twelve month dividend history presented in the monthly fact sheets for such Funds, or explicitly excluded from such twelve month dividend history.

     RESPONSE:     The monthly fact sheets for these Funds incorrectly labeled amounts as "dividends" when these amounts should have been labeled "distributions." Going forward, the terminology used in the monthly fact sheets will match the terminology used in the annual reports and press releases. Amounts in the fact sheets will be properly labeled as "distributions" and footnote disclosure will be added to clarify that distributions may include a return of capital.


                  PIONEER FUND, ANNUAL REPORT DATED 12/31/2009
                  --------------------------------------------

3.     COMMENT:     On page 9 of the annual report of this Fund, the Staff noted
that the Fund discloses a return of capital as a "non-taxable distribution" in the "Distributions per Share" chart.

     RESPONSE:     Pioneer adopted the term "non-taxable distribution" to
attempt to match the language convention used by the Internal Revenue Service for Form 1099-DIV. We believed that using the same terminology would further a reader's understanding of the tax implications of the distribution. Pioneer will include the term "Tax Return of Capital" to identify any such distributions in the future.



    PIONEER OAK RIDGE SMALL CAP GROWTH FUND, ANNUAL REPORT DATED 11/30/2010
    -----------------------------------------------------------------------
       PIONEER GLOBAL AGGREGATE BOND FUND, ANNUAL REPORT DATED 10/31/2010
       ------------------------------------------------------------------

4.     COMMENT:     The Staff noted that the Statements of Assets and
Liabilities for a number of the open-end Funds disclose a receivable titled "Due from Pioneer Investment Management, Inc." (the "Adviser"). The Staff noted that it considers such a receivable to be a loan from the Fund to the Adviser. The Staff stated that the practice especially concerns the Staff when the receivable is in a large amount or represents a significant portion of management fees.

     RESPONSE:     Pioneer seeks to clarify for the Staff the specific function of the account "Due from Pioneer Investment Management, Inc."

     This account contains the monthly accrual for any amounts that the Adviser is required to pay to the Fund under contractual expense limitation arrangements. Such arrangements may include fee waivers and/or expense reimbursements. Any such accrual is calculated at month end and settled between the Fund and the Adviser within 7 business days after month end, thus appearing on the Statements of Assets and Liabilities due to the timing of the period end. There are no excess balances being allowed to accrue over an extended period of time such that a loan may be said to exist. Any balance in the account at year-end is simply the most recent month's accrued waiver amount and is paid to the Fund promptly.

     To determine what a reasonable balance for this account might be, such balance should be compared to the total amount of "Fees waived and expenses reimbursed by Pioneer Investment Management, Inc." as found in the Statement of Operations.

           Due from PIM          Annual Expense Waiver          Ratio
  Pioneer Global Aggregate Bond Fund          $19,088     /     $143,056     =
                                     0.1334
 Pioneer Oak Ridge Small Cap Growth Fund          $157,340     /     $1,349,945
                                  =     0.1166

One would expect the balance to reflect approximately one month's (1/12th) worth of the total year-end waiver amount. While the ratio for neither Fund is exactly 1/12th (0.08333) of the annual amounts, both ratios are reasonably close to that baseline ratio when normal asset and expense fluctuations are taken into account thus indicating that no excessive balances are being allowed to accumulate.

     Please contact me directly at 617-422-4468 if you require any further clarification.

     Very truly yours,


     /s/ Mark E. Bradley
     Mark E. Bradley
     Treasurer, Pioneer Funds